FOR IMMEDIATE RELEASE	Filed pursuant to Rule 433 Registration Statement No. 333-163784 April 30, 2010

ARGENTINA ANNOUNCES EXCHANGE OFFER

April 30, 2010; BUENOS AIRES – The Republic of Argentina (“Argentina”) today announced an invitation (the “Invitation”) to the owners of certain outstanding securities of Argentina (collectively, the “Eligible Securities”, as identified in Annex A-1 and Annex A-2 to the Invitation Materials) to tender their Eligible Securities in exchange for the relevant new securities (collectively, the “New Securities”) and, in certain cases, cash, subject to the terms and conditions described in the EU Prospectus and the US Prospectus referred to below.  Capitalized terms used herein shall have the meaning set forth in the Invitation Materials (as defined below).

The Invitation is being extended to holders of Eligible Securities in the United States on the basis of a prospectus and a prospectus supplement dated April 28, 2010 (collectively, the “US Prospectus”) filed with the U.S. Securities and Exchange Commission (“SEC”) and to holders of Eligible Securities in Luxembourg and certain Member States of the European Economic Area that have implemented the Prospectus Directive (Directive 2003/71/EC) on the basis of a separate prospectus dated April 27, 2010 (the “EU Prospectus”).  In Italy, the Invitation is being made only pursuant to a separate offer document (the “Italian Offer Document”) authorized by the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Article 102 of Legislative Decree No. 58 of February 24, 1998.  In Argentina, the Invitation will be made pursuant to a Presidential Decree No. 563 of April 26, 2010 that, among other things, will approve the terms and conditions of the New Securities.  The Invitation being extended under the above documents and the related electronic acceptance notices and letters of transmittal (which together constitute the “Invitation Materials”) constitutes one and the same Invitation.

Argentina is making the Invitation in order to restructure and cancel defaulted debt obligations of Argentina represented by Eligible Securities issued prior to 2005 (“Pre-2005 Eligible Securities”, as identified in Annex A-1 to the Invitation Materials), to release Argentina from any related claims, including any administrative, litigation or arbitral claims and to terminate legal proceedings against Argentina in respect of the tendered Eligible Securities, in consideration for the issuance of New Securities and, in certain cases, a cash payment.  In addition, to satisfy Argentina’s obligations under the “Rights Upon Future Offers” provisions for the Eligible Securities issued by Argentina in its 2005 restructuring (“2005 Eligible Securities”, as identified in Annex A-2 to the Invitation Materials), Argentina is offering holders of 2005 Eligible Securities the right to participate in the Invitation, subject to the overall terms of the Invitation as set out in the Invitation Materials. However, the consideration that holders of 2005 Eligible Securities will receive in the Invitation will, most likely, be less valuable than the 2005 Eligible Securities that they must tender to Argentina if they participate in the Invitation.

Subject to the terms and conditions of the Invitation described in the Invitation Materials, holders of Pre-2005 Eligible Securities may elect either the Discount Option or the Par Option (as set forth in the Invitation Materials).  Holders of Pre-2005 Eligible Securities electing the Discount Option will receive a principal amount of Discounts equal to 33.7% of the Eligible Amount of the Eligible Securities they tender and a principal amount of 2017 Globals equaling the amount of cash interest paid on the Discounts from December 31, 2003 through December 31, 2009, less the international joint dealer managers’ fee.  Holders of Pre-2005 Eligible Securities electing the Par Option will receive Pars in a principal amount equal to 100% of the Eligible Amount of their tendered Eligible Securities, and a cash amount equaling the amount of cash interest paid on the Pars from December 31, 2003 to September 30, 2009, less the international joint dealer managers’ fee.  The principal amount of Discounts and Pars received will be adjusted by the FX Rate 2003 if the tendered Eligible Securities are denominated in a currency different from the Discounts or Pars received.  The principal amount of the 2017 Globals received under the Discount Option will be adjusted by the FX Rate 2010 if the Discounts received are denominated in a currency other than U.S. dollars. The 2017 Globals will mature approximately seven years after the Early Settlement Date, be solely U.S. dollar-denominated, bear an 8.75% per annum interest rate payable semi-annually and be governed by New York law.  Holders of Pre-2005 Eligible Securities will receive a notional amount of GDP-linked Securities equal to the Eligible Amount of their tendered Eligible Securities, regardless of whether they elect the Discount or Par Option.

The Discount Option is unlimited as to submission and acceptance amounts.  With regard to the Par Option, Argentina has decided to issue Pars only up to a maximum principal amount of U.S.$2 billion (or the equivalent in other currencies).  If the amount tendered by all holders of Eligible Securities for Pars exceeds this maximum principal amount, then Argentina will allocate the Par Option among tendering holders that have validly elected the Par Option on a pro rata basis.  All tenders of Eligible Securities not accepted for the Par Option will be automatically re-allocated into the Discount Option.  In addition, holders of Eligible Securities are only permitted to tender up to U.S.$50,000 (or the equivalent in other currencies) outstanding principal amount per each series of Eligible Securities under the Par Option.

The currency of the New Securities received under the Invitation is determined based upon the currency of the relevant Pre-2005 Eligible Security and its governing law (holders do not have the right to elect the currency of the New Securities).

The new Discounts and Pars issued under the Invitation, and the GDP-linked Securities governed by New York law issued under the Invitation will not be fungible with the securities issued by Argentina in the 2005 exchange offer.

Large Holders (meaning holders whose tendered Eligible Securities of all series have, in the aggregate, an outstanding principal amount equal to or greater than U.S.$1,000,000 or the equivalent in other currencies) are alerted that the Consideration they will receive if they elect the Discount Option and tender their Pre-2005 Eligible Securities after the Early Tender Deadline is the Total Consideration minus a principal amount of 2017 Globals equal to U.S.$0.01 per U.S.$1.00 (or the equivalent in other currencies) in Eligible Amount of Pre-2005 Eligible Securities tendered.

Tenders will be irrevocable and may not be withdrawn except under special circumstances.  Eligible Securities may not be tendered through, and the New Securities will not be made eligible for clearance, settlement or trading in the book-entry system of  DTC.

Following the commencement of  the Invitation, Argentina intends to  offer global bonds due 2017 for cash.  The completion of the Invitation is conditioned on Argentina’s receipt of the proceeds from the concurrent cash offering.  Argentina reserves the right to waive this condition (or to issue a smaller amount of such global bonds) in certain circumstances.

Current Schedule relating to the Invitation:

•	April 30, 2010 – Announcement of the Invitation.

•	May 3, 2010 – Invitation commences.

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May 3, 2010 through June 7, 2010 – The Invitation is open during this period (the “Submission Period”), unless Argentina extends it or terminates it earlier in its sole discretion.  A holder of Eligible Securities (if it is a direct participant in the relevant clearing system), or an intermediary on its behalf, may submit tenders by validly delivering an electronic acceptance notice and letter of transmittal in electronic form with respect to that tender in accordance with the procedures set forth in the Invitation Materials.  Once the relevant electronic acceptance notices and letters of transmittal in electronic form are submitted, tenders will be irrevocable, except under certain limited circumstances as described in the Invitation Materials.  Argentina has divided the Submission Period into two periods: an early tender period, comprising the first eight business days of the Submission Period (unless extended), and a late tender period, comprising the remainder of the Submission Period.

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May 12, 2010 – At 5:00 P.M. (New York City time), the early tender period will end, unless Argentina extends it (the “Early Tender Deadline”).  A Large Holder electing the Discount Option that wishes to receive the Total Consideration, must submit (if it is a direct participant in the relevant clearing system), or arrange to have submitted on its behalf (1) a duly completed electronic acceptance notice to the principal clearing system through which its Eligible Securities are held, and (2) a letter of transmittal in electronic form to the information agent, in each case by this date and time.  A Small Holder (meaning any Holder that is not a Large Holder) will be eligible to receive the Total Consideration, so long as the holder (if it is a direct participant in the relevant clearing system), or an intermediary on its behalf, validly submits an electronic acceptance notice and letter of transmittal in electronic form with respect to that tender on or before the end of the Submission Period.

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May 13, 2010 – At or around 11:00 A.M. (New York City time) (the “FX Determination Date”) the international joint dealer managers will determine, and shortly thereafter Argentina will announce, the FX Rate 2010 for each relevant currency.

•	May 14, 2010 – At or around 3:00 P.M. (New York City time), Argentina will calculate the 2017 Globals issue price and the exchange agent will calculate the 2005 Discounts Trading Price.

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May 17, 2010 – At or around 6:00 P.M. (New York City time) (the “Early Announcement Date”) or as soon as practicable thereafter, unless Argentina has terminated the Invitation earlier, it will determine in its sole discretion whether to accept tenders electing the Discount Option submitted by the Early Tender Deadline and announce the preliminary results of the Invitation, including the aggregate principal amount of each series of New Securities to be issued on the early settlement date, the issue price, maturity date and interest payment dates of the 2017 Globals, the 2005 Discounts Trading Price, the principal amount of 2017 Globals that it expects to sell in the concurrent cash offering and the definitive calculation (subject to rounding) of the Total Consideration deliverable upon the exchange of Pre-2005 Eligible Securities or 2005 Eligible Securities under the Discount Option.

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June 2, 2010 – On or about June 2, 2010, or as soon as practicable thereafter (the “Early Settlement of the Discount Option”), Eligible Securities for which the Discount Option is elected and that are tendered prior to the Early Tender Deadline will first be cancelled and then the relevant New Securities will be delivered to the relevant tendering holders.  If necessary to facilitate the Early Settlement of the Discount Option, Early Settlement of the Discount Option may occur over a period of up to seven business days.  Settlement with respect to Eligible Securities for which the Par Option is elected will occur on the Final Settlement Date (as defined below) of the Invitation.

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June 7, 2010 – At 5:00 P.M. (New York City time) (the “Expiration Date”), the Submission Period ends and the Invitation expires, unless Argentina extends it or terminates it earlier in its sole discretion.  After this date, holders may no longer submit tenders.

•	June 8, 2010– At or around 3:00 P.M. (New York City time), or as soon as practicable thereafter, the exchange agent will calculate the 2005 Pars Trading Price.

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June 15, 2010 – At or around 5:00 P.M. (New York City time) (the “Final Announcement Date”), or as soon as practicable thereafter, Argentina will announce the final results of the Invitation, including the aggregate principal amount of each series of New Securities to be issued, and the amount of the cash payment to be made to holders of Pre- 2005 Eligible Securities who elect and are allocated the Par Option on the Final Settlement Date and details as to any proration applicable to holders electing the Par Option, the 2005 Pars Trading Price and the definitive calculation (subject to rounding) of the Total Consideration deliverable upon the exchange of Pre-2005 Eligible Securities or 2005 Eligible Securities under the Par Option.  The Final Announcement Date may be postponed by Argentina for any reason, including if the Submission Period is extended.

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August 2, 2010 – On or about August 2, 2010, or as soon as practicable thereafter (the “Final Settlement Date”), Eligible Securities (1) as to which the Discount Option is elected and that are tendered on or prior to the Expiration Date but after the Early Tender Deadline, or (2) as to which the Par Option is elected and that are tendered on or prior to the Expiration Date, will be first cancelled and the relevant New Securities and cash payments, if any, will then be delivered to the relevant tendering holders.  If necessary to facilitate the Final Settlement of the Invitation, the Final Settlement may occur over a period of up to ten business days.

The schedule set out above may be subject to change.

Announcements with respect to the Invitation (including announcements with respect to the termination, extension, withdrawal or amendment of the Invitation) will be made on the Invitation Website (http://www.argentina2010offer.com), on the website of the Luxembourg Stock Exchange (http://www.bourse.lu), by press release issued to Bloomberg News and Thomson Reuters News Service, followed in certain cases by publication in a newspaper with general circulation in Luxembourg and through publication in the form and manner required in certain jurisdictions outside the United States.

Application has been made to list the New Securities on the Luxembourg Stock Exchange and to have the New Securities admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange, and application will be made to list the New Securities on the Buenos Aires Stock Exchange and to have the New Securities admitted to trading on the Mercado Abierto Electrónico.

None of Argentina, the global coordinator, any international joint dealer manager, the information agent or the exchange agent has expressed any opinion as to whether the terms of the Invitation are fair.  In addition, none of the clearing systems through which you may tender your Eligible Securities has expressed any opinion as to whether the terms of the Invitation are fair.  None of Argentina, the global coordinator, any international joint dealer manager, the information agent or the exchange agent makes any recommendation that holders tender their Eligible Securities for exchange or refrain from doing so pursuant to the Invitation, and no one has been authorized by Argentina, the global coordinator, any international joint dealer manager, the information agent or the exchange agent to make any such recommendation.  Holders must make their own decision as to whether to tender Eligible Securities in exchange for New Securities or refrain from doing so, and, if holders do tender Eligible Securities, the principal amount of Eligible Securities to tender and which of the Discount Option or the Par Option to elect.

The approval of the EU Prospectus by the Commission de Surveillance du Secteur Financier (the “CSSF”) as competent authority under the law of July 10, 2005 on prospectuses for securities implementing the Prospectus Directive does not constitute a recommendation on the opportunity of the proposed transaction.

WHERE TO GET INFORMATION

Barclays Capital Inc. is the global coordinator for the Invitation. Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as international joint dealer managers for the Invitation.  Georgeson S.r.l. is acting as information agent for the Invitation.  The Bank of New York Mellon is acting as exchange agent and The Bank of New York Mellon (Luxembourg) S.A. is acting as Luxembourg listing agent for the New Securities.

The Invitation is not being made hereby, but instead is being made pursuant to the Invitation Materials.  Copies of the US Prospectus, the EU Prospectus, the Invitation Materials and the related documents, including a list of the Eligible Securities can be obtained online at http://www.argentina2010offer.com and by contacting the information agent at one of the telephone numbers below.  For questions regarding tender procedures, holders may contact the information agent at one of the telephone numbers below.

The global coordinator for the Invitation is:

Barclays Capital Inc.

The international joint dealer managers for the Invitation are:

Barclays Capital Inc.	Citigroup Global Markets Inc.	Deutsche Bank Securities Inc.

The information agent for the Invitation is: Georgeson S.r.l.
In New York: 199 Water St. New York, New York 10038 United States U.S. toll free: (866) 7424029 Institutions: +39 06 42 17 17 77	In London: Vintners' Place 68 Upper Thames Street London EC4V 3BJ England Institutions: +39 06 42 17 17 77
In Italy: Via Emilia 88, 00187 Rome, Italy Toll free: 800 189922 Institutions: +39 06 42 17 17 17	In Germany: Prannerstrasse 8 80333 Munich, Germany Toll free: 0800 000 1564 Institutions: +39 06 42 17 17 77
The exchange agent for the Invitation is:	The Luxembourg listing agent for the Invitation is:
The Bank of New York Mellon 101 Barclay Street Floor 4 East Corporate Trust Administration New York, New York 10286 United States Tel: (732) 667 9754	The Bank of New York Mellon (Luxembourg) S.A.
Aerogolf Center, 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg Tel: +(352) 34 20 90 5635 Fax : +(352) 34 20 90 6035

The US Prospectus, i.e., the prospectus and the prospectus supplement dated April 30, 2010 comprising the Invitation, are available from the SEC’s website at http://www.sec.gov/.

Argentina has filed a registration statement (including the US Prospectus) with the SEC for the Invitation to which this communication relates and the offer and sale of any securities in the Invitation will be made in the United States by means of such registration statement.  Before you participate in the Invitation, you should read the US Prospectus and other documents Argentina has filed with the SEC for more complete information about Argentina and this Invitation.  You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.  Alternatively, the information agent will arrange to send you the prospectus supplement and the prospectus if you request it by calling one of the telephone numbers specified above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Argentina is making the Invitation only in those jurisdictions where it is legal to do so.  The Invitation is void in all jurisdictions where it is prohibited.  If materials relating to the Invitation come into your possession, you are required by Argentina to inform yourself of, and observe, all of these restrictions.  The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.  If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and an international joint dealer manager or any affiliate of an international joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such international joint dealer manager or such affiliate on behalf of Argentina in that jurisdiction.

Holders of Eligible Securities should carefully review the US Prospectus, EU Prospectus or the Italian Offer Document, as applicable.  Argentina has not authorized anyone to give holders any other information, and Argentina takes no responsibility for any other information that others may give to holders.

Belgium

The Invitation does not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”) nor pursuant to Article 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”).  The Invitation is exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and no Invitation Material has been, or will be, approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen).

Accordingly, the Invitation as well as any Invitation Materials may only be advertised, offered or distributed in any way, directly or indirectly, to any person located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1, of the Prospectus Law and as referred to in Article 6, §3, 2°, of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

Canada (Ontario and Québec Only)

The New Securities may only be offered to investors located in the provinces of Ontario and Québec.

The Invitation will be made in Canada on a private placement basis only and will be exempt from the requirement that Argentina prepare and file a prospectus with the relevant Canadian securities regulatory authorities.  Accordingly, any resale of the New Securities must be made in accordance with applicable securities laws that may require resales to be made in accordance with exemptions from registration and prospectus requirements.  Tendering holders are advised to seek legal advice prior to any resale of the New Securities.

Each Canadian investor who participates in the Invitation will be deemed to have represented to Argentina and the international joint dealer managers that:

•
the Invitation was made exclusively through the Invitation Materials and was not made through an advertisement of the Invitation in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada;

•	the investor has reviewed and acknowledges the resale restrictions referred to above;

•	where required by law, the investor is participating in the Invitation as principal for its own account and not as agent; and

•
the investor or any ultimate investor for which such investor is acting as authorized agent is entitled under applicable Canadian securities laws to participate in the Invitation without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing, the investor, or any ultimate investor for which such investor is acting as agent, is an “accredited investor”, as that term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions.

In addition, each recipient of New Securities resident in Ontario who receives an exchange confirmation, by the tendering holder’s receipt thereof, will be deemed to have represented to Argentina and the international joint dealer manager, that such tendering holder: (a) has been notified by Argentina (i) that Argentina is required to provide information (“personal information”) pertaining to the tendering holder as required to be disclosed in Schedule I of Form 45 106F1 (including its name, address, telephone number and the number and value of any of the New Securities received), which Form 45 106F1 is required to be filed by Argentina under NI 45 106, (ii) that such personal information will be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45 106, (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario, (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (v) that the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086; and (b) by receiving New Securities, has authorized the indirect collection of the personal information by the OSC.

Further, the tendering holder acknowledges that its name, address, telephone number and other specified information, including the number of New Securities it has acquired, may be disclosed to other Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable laws.  By acquiring New Securities, the tendering holder consents to the disclosure of such information.

Denmark

The Invitation and the Invitation Materials do not constitute a prospectus under Danish law and have not been filed with or approved by the Danish Financial Supervisory Authority as the Invitation and the Invitation Materials have not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto.  This Invitation will only be directed to qualified investors as defined in section 2 of the Danish Prospectus Order no. 885/2009.  Accordingly, this Invitation and the Invitation Materials may not be made available nor may the New Securities otherwise be marketed and offered for sale in Denmark other than under circumstances (i) which are deemed not to be considered as marketing or an offer to the public in Denmark or (ii) which falls within one of the exemptions from the prospectus requirement.

European Economic Area

This document is an advertisement for the purposes of applicable measures implementing Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”).  A prospectus prepared pursuant to the Prospectus Directive has been published, which can be obtained online at http://www.argentina2010offer.com and by contacting the information agent.  For answers to questions concerning the terms of the Invitation, holders may contact the international joint dealer managers, in each case at one of the telephone numbers mentioned above.  Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the EU Prospectus.

At the request of Argentina, the EU Prospectus has been approved by the competent authority in Luxembourg and “passported” into the following Member States:  Austria, Germany, the Netherlands, Spain and the United Kingdom.  In any other EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

France

No prospectus (including any amendment, supplement or replacement thereto) prepared in connection with the offering of the New Securities has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the French Autorité des marchés financiers; no New Securities have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the Invitation Materials relating to the New Securities have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier.  The direct or indirect distribution to the public in France of any so acquired New Securities may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier and applicable regulations thereunder.

Hong Kong

No person or entity may issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the New Securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571) and any rules made thereunder.

Ireland

The Invitation is addressed exclusively to:

•	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than EUR 43,000,000 and (iii) an annual turnover of more than EUR 50,000,000 as shown in its last annual or consolidated accounts;

•	any other individual or entity authorized in Ireland as a qualified investor within the meaning of the Prospectus Directive;

and each person who initially acquires any New Securities or to whom any offer is made under the Invitation on the basis of any of the above will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and that it is not acquiring the New Securities with a view to their resale in Ireland to any person other than a qualified investor.

In the case of any New Securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the New Securities acquired by it in the Invitation have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer to the public other than their offer or resale to qualified investors as so defined. Argentina will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

“Prospectus Directive” means Directive 2003/71/EU of the European Parliament and the Council of November 4, 2003 and any relevant implementation measures in Ireland.

Italy.

The Invitation will be made in Italy pursuant to an offer document authorized by CONSOB pursuant to Article 102 of Legislative Decree No. 58 of February 24, 1998 (Italian Offer Document).  Accordingly, holders of Eligible Securities who are Italian residents or persons located in the Republic of Italy should review, make their decision to participate in the Invitation and accept the Invitation solely on the basis of, and in accordance with the procedures described in the Italian Offer Document.

Portugal

The Invitation Materials have not been and will not be registered or approved by the Portuguese Securities Market Commission (“Comissão do Mercado dos Valores Mobiliários”) nor has a prospectus recognition procedure been commenced with the Portuguese Securities Market Commission, and therefore the Invitation is not addressed to investors resident and/or located in Portugal and cannot be made to the public in Portugal or under circumstances which are deemed to be a public offer under the Portuguese Securities Code (“Código dos Valores Mobiliários”) and other securities legislation and regulations applicable in Portugal.  In addition, the Invitation Materials and other offer materials are only being publicly distributed in the jurisdictions where it is lawful to do so and may not be publicly distributed in Portugal, nor may any publicity or marketing activities related to the Invitation be conducted in Portugal.

The Invitation is not addressed to holders of Eligible Securities resident and/or located in Portugal, and no tenders from holders of Eligible Securities resident and/or located in Portugal will be accepted, other than to holders are that are qualified investors (“investidores qualificados”), as defined in articles 30 and 110-A of the Portuguese Securities Code, in which case the Invitation can be made through a private placement (“oferta particular”), in accordance with the relevant provisions of the Portuguese Securities Code.

Any future offer to present proposals for the repurchase of the Eligible Securities to be conducted in Portugal will not be registered or approved by the Portuguese Securities Market Commission nor will a prospectus recognition procedure be commenced with the Portuguese Securities Market Commission and therefore proposals for the repurchase of the Eligible Securities will not be accepted from the general public in Portugal under circumstances which are deemed to be a public offer under the Portuguese Securities Code and other securities legislation and regulations applicable in Portugal.

Singapore

The Invitation is made only to and directed at, and the New Securities are only available to, persons in Singapore who are existing bondholders of bonds previously issued by Argentina.  The Invitation is not an offer, sale or invitation of the New Securities to any other person in Singapore.  Subscriptions for the New Securities will not be accepted from any person in Singapore other than persons in Singapore who are existing bondholders of bonds previously issued by Argentina.